Modification to Employment Agreement for A.W. Blair

A.W. Blair's employment agreement is hereby revised as follows:

Section 1.1 Employment is revised to state that A. W. Blair is appointed President & Chief Executive Officer; Sections 2.1 and 2.3 regarding Basic Salary and Commissions, respectively, are revised as follows:

Section 2.1, basic salary is revised to $ 105,000 per year for the balance of the term of the agreement. Effective January 1, 1997, only 50% of this amount, $52,500 per year, shall be the basic pay. This reduced basic pay shall remain in effect until such time as MTX has reported profitable quarterly operating results, or a change in control of MTX occurs, in conformance with GAAP and SEC rule and regulations. At either such time, the basic salary will be restored to $105,000 per year, or as otherwise negotiated between A.W. Blair and MTX.

Section 2.3 Commissions, is replaced with Section 2.3 Bonus, A.W. Blair is eligible to earn 8% of the annual pre-tax operating income of MTX as a performance incentive. Payments will be made at the rate of 80% of the bonus paid quarterly and the balance in full after completion of the certified audit at September 30.

As further incentive for A.W. Blair to seek and actively support a significant restructuring and re-capitalization of MTX through acquisition, merger, and/or any other legal and viable means of raising increased working capital, MTX agrees to pay A.W. Blair a bonus equal to 5% of the first $1.0 million dollars of consideration, 4% of the next $1.0 million, 3% of the next $1.0 million, 2% of the next $1.0 million and 1% of any amount in excess of $4.0 million unless such bonus would violate securities law. This incentive obligation shall extend for 24 months beyond the term of A.W. Blair's employment agreement for any and all transactions that A.W. Blair may have actively initiated or participated in.

All other terms and conditions of the original Employment Agreement shall remain unchanged.

The effective date of this modification shall be January 1, 1997.

The parties have executed this Agreement on January 2, 1997.

                                    MTX  International, Inc.

                                    Employee:

                                    /s/ A. W. Blair
                                    ------------------------------------
                                    A. W. Blair

                                    Approved:

                                    (Mr. Brookhart was unavailable)
                                    -------------------------------------
                                    Jerry R. Brookhart, Director

                                    /s/ Dale R. Hunzelman
                                    -------------------------------------
                                    Dale R. Hunzelman, Director

                                    /s/ Gerald J. Novreske
                                    -------------------------------------
                                    Gerald J. Novreske, Director